Exhibit 33

MARKETING AND DISTRIBUTION AGREEMENT

This Marketing and Distribution Agreement (this “Agreement”) is made and entered into as of August 1, 2005 by and between Arrow Pacific Resources (s) Pte. Ltd., of Singapore, Arrow Ackland Resources (PNG) Ltd., Arrow Musa Resources (PNG) Ltd., and Arrow Pongani Resources (PNG) Ltd., of Papua New Guinea (collectively “Supplier”), and Arrow Resources Development Ltd., a Bermuda limited company (“Distributor”).

WHEREAS Supplier develops, collects and sells various lines of timber resource products of West Collingwood Bay and Dyke Ackland, Oro Province, Musa, Oro Province and Pongani, Central Province, Papua New Guinea;

WHEREAS Distributor is engaged in the worldwide marketing, distribution and sale of various timber resource products; and

WHEREAS Supplier and Distributor wish to enter into a worldwide exclusive agreement under which Supplier will supply and sell all of their timber resource products through Distributor, and Distributor will market, promote, distribute and sell those timber resource products;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties hereto, it is hereby agreed as follows:

1.	Product Rights and Obligations. Distributor will have the exclusive right to market, distribute and sell worldwide (“Territory”) the timber resource products. Supplier may from time to time advise Distributor of new timber resource products or product improvements available for sale by Distributor in the Territory. All of the timber resource products, new products and product improvements and all derivatives such as paper, pulp, woodchips and lumber will be collectively referred to herein as the “Products” and one of them as a “Product.”

2.	Best Efforts Obligations. Distributor will use its best commercial efforts to market, promote, distribute and sell the Products in the Territory according to good business custom in the Territory. Without limiting the generality of the foregoing, Distributor agrees to:

(a)	Handle all inquiries, deliver all samples, accept all orders, fill all orders and otherwise service all customers (except those which have demonstrated themselves to be poor credit risks) for Products in the Territory.

(b)	Maintain a properly trained and managed sales force of adequate size effectively to promote, sell and distribute the Products throughout the Territory and to allow Supplier’s personnel to meet from time to time with such personnel, at reasonable times, for reasonable amounts of time and with reasonable advance notice, for the purpose of discussing the Products and their promotion, marketing, sale and use.

(c)	Promote and develop sales of Products in the Territory.

(d)	Market and distribute all Products for which there is customer demand in the Territory and promptly service all accounts for Products.

(e)	Provide Supplier with a report upon its reasonable request detailing any upcoming sales and marketing activities.

(f)	Keep Supplier informed with respect to its activities

3.	Product Prices. Distributor will in its sole discretion establish and set its own prices within the Territory. Distributor will invoice and collect payments from all purchasers of Products in the Territory. Distributor will provide Supplier with copies of all its price lists for Products. Distributor shall be entitled to retain ten (10%) percent of the gross revenue earned by Distributor from the sale of the Products. Supplier shall receive the remainder of the said gross revenue.

4.	Payment Terms. Supplier shall receive 90% of all amounts drawn down on letters of credit that are provided by customers for the payment for Products, after payment by Supplier or such customers of all fees and expenses of the issuing bank. This 90% shall be paid to Supplier at the time of each such draw down. Distributor shall receive 10% of all amounts drawn down on letters of credit that are provided by customers for the payment for Products. This 10% shall be paid to Distributor at the time of each such draw down.

5.	Freight, Insurance, Duties, Taxes and Other Charges. Supplier will pay all transportation charges and insurance charges arising in connection with the transportation of the Products from its facilities until delivery on board the common carrier at the Port of Shipment. “Port of Shipment” means the place or lockpoint where Supplier delivers the Products for export (by ship or plane) to the Territory from the country where they were produced; in this Agreement, the Port of Shipment means Papua, New Guinea. The purchaser of the Product or Products will pay all other charges incurred in connection with the exportation of the Products from the Port of Shipment and importation into the Territory, including, but not limited to, all transportation charges from the time the Products are delivered on board the common carrier at the Port of Shipment. The purchaser of the Product or Products will at its cost maintain insurance on the Products from the time of their delivery on board the common carrier at the Port of Shipment and will prosecute any claims with its insurance earners.

6.	Licenses and Process Documentation. Supplier will at its expense obtain any necessary licenses and process documentation, including customs forms, required to allow the Products to be admitted into and resold in the Territory. Supplier will cooperate with Distributor by providing such underlying documentation, certifications, explanations and other assistance as Distributor may reasonably request.

7.

Passage of Title and Risk of Loss. Title to the Products shall pass from Supplier directly to the purchaser of the Product or Products upon the latter of (i) delivery of the Product or Products to the purchaser, and (ii) receipt by Distributor of an irrevocable letter of credit, in form and substance acceptable to Distributor and from a financial institution acceptable to Distributor to cover the total cost of the Product or Products. Risk of loss shall remain with Supplier until such time as title shall pass to the purchaser.

8.	Reports. Distributor agrees to provide Supplier with the reports described below within 30 days after the end of the respective periods to which the reports relate:

(a)	Unit sales by product line, reported on a monthly and cumulative year-to-date basis.

(b)	Sales in local currency value at Distributor’s invoice prices exclusive of any taxes on sales by product line, reported on a monthly and cumulative year-to-date basis.

(c)	Inventories on hand by product line, reported on a monthly basis.

Distributor reserves the right to promulgate to Supplier a form of report for completion and use by Distributor pursuant to this paragraph 8.

9.	Non-Competition Obligations. Supplier shall not at any time during the term of this Agreement market or promote the Products in the Territory or sell to another distributor or other party located in the Territory any of the Products provided.

10.	Inspection of Records. Supplier may, for a reasonable amount of time and with reasonable advance notice to Distributor, inspect and discuss with Distributor those of its records which relate to Distributor’s performance of its obligations under this Agreement.

11.	Intellectual Property. Distributor may advertise or promote, market and sell the Products under the trade names, trademarks, package get-ups’ trade dresses and trade styles’ and using the packaging and labeling, provided by Distributor (any one or more of which is sometimes referred to as “Trademark(s))”, and Distributor may affix a sticker to the Products identifying Distributor as the source of, or entity responsible for the Products in the Territory. Any rights acquired by Distributor within the Territory by virtue of performance of its obligations under this Agreement to the know how, trade secrets, patents, copyrights or trademarks of Distributor shall be retained by Distributor.

12.	Product Ideas. During the term of this Agreement, Distributor may itself provide or may pass on from others ideas, concepts or comments which result in new products or product improvements from Supplier. In the event that Supplier decides to use such idea, concept or comment, Supplier and Distributor will meet to discuss terms of use of such ideas, concepts or comments. If (a) the source of the idea, concept or comment, be it Distributor or other entity or person, has applied or applies for a patent in the Territory on a new product, product improvement or product feature resulting from the idea, concept or comment, and if (b) Distributor passes on such idea, concept or comment to Supplier and, as a result, Supplier develops and sells a new product, product improvement or product feature embodying such idea, concept or comment, and if (c) a patent issues in the Territory as a result of the application, and if (d) the new product, product improvement or product feature embodies the invention set forth in one or more valid claims of the issued patent, then Supplier will pay Distributor or other entity or person (which is the source of the item, concept or comment) a reasonable royalty and Distributor will grant to Supplier or cause such other entity or person to grant to Supplier a license or licenses to manufacture, distribute and sell anywhere in the world articles embodying the invention set forth in the valid claims of the issued patent. Notwithstanding the foregoing, if the invention cannot be exploited by Distributor independently of any of the Trademarks, then Distributor will grant to Supplier or cause such other entity or person to grant to Supplier an exclusive license or licenses to manufacture, distribute and sell anywhere in the world articles embodying the invention set forth in the valid claims of the issued patent.

13.	Product Registrations or Approvals.

(a)	Supplier or Distributor may be required to obtain approval, registration and reimbursement prices for all or some of the Products from one or more governmental or quasi-governmental authorities in the Territory (“Authorities”) Distributor will use its best efforts to obtain for each product all applicable approvals or registrations.

(b)	All Product registrations or approvals will be obtained at Supplier’s expense in Distributor’s name. In the event that the laws and regulations of the Territory require that such registrations or approvals be in Supplier’s name, then Supplier will hold such registrations or approvals for the benefit of and in trust for Distributor.

14.	Confidentiality of Information. Supplier will maintain the confidentiality of trade secrets and other confidential information received from Distributor pertaining to market research, marketing, sales, research and development, manufacturing, packaging, and product safety, efficacy, function or use. Also, Supplier will not sell or disclose (other than to Distributor), without Distributor’s prior written consent, any information pertaining to the purchases, inventories or sales of Products, including unit and value amounts and negotiated prices, other special pricing and any discounts allowed by Supplier.

15.	Forecasting and Ordering. Supplier will endeavor to accept and fill all orders according to the schedule requested by Distributor.

16.	Effective Date. The effective date of this Agreement will be August 1, 2005 (“Effective Date”).

17.	Term of Agreement. Except as otherwise provided herein, this Agreement will remain in full force and effect for a 99 year term ending on July 31, 2103 (“Term”).

18.	Termination of Agreement. This Agreement will terminate at the end of the Term without the need for either party to take any action or give any notice unless it is renewed in accordance with paragraph 19.

19.	Renewal of Agreement. At the sole option of Distributor, Distributor may agree to renew the Agreement for an additional 99 year term by giving written notice to Supplier no later than one year prior to the end of the Term. If the Distributor fails to renew the Agreement for any reason whatsoever, the Agreement will terminate at the end of the Term without the need for either party to take any action or give any notice.

20.	Assignment. Neither Supplier nor Distributor may transfer or assign this Agreement or any of its rights hereunder without the written consent of the non-assigning party.

21.	Rights and Obligations After Notice of Termination.

(a)

Upon notification of termination of this Agreement, or upon notification of partial termination of this Agreement with respect to one or more Product groups, Distributor agrees that during the remaining balance of the Term, it will not engage in any marketing, promotion, distribution or sales activities in the Territory regarding the Products (which are the subject of such termination) which would be different or inconsistent with those activities which took place prior to the notification of such termination.

(b)	Upon termination of this Agreement for any reason whatsoever, Supplier will have no right to require Distributor to continue to market, promote, distribute and sell Products and Distributor will have no right to require Supplier to sell Products to Distributor. Each party covenants that at no time will it commence any action or proceeding wherein it alleges that it has or had any such right or rights or other right or rights to distribute or otherwise deal in or with the Products. Further, each party waives any claim against the other for loss or damage of any kind because of the termination of this Agreement or because of the failure to make any agreement relating to the Products. This waiver shall apply both to all rights which may have accrued prior to this Agreement arising out of any business relationship between Supplier and Distributor and to all future rights accruing from and after the date on which this Agreement is entered into through the date of termination. The provisions of this paragraph will survive termination of this Agreement.

22.	Policies, Procedures and Guidelines. Distributor has developed or will develop for use in the Territory various policies, procedures and guidelines. Details of such policies, procedures and guidelines will be provided to Supplier in writing and will be binding on Supplier from the date of issuance so long as they do not contradict the express terms of this Agreement. Such policies, procedures and guidelines will include, but not be limited to, the return or replacement of Products, the reporting of customer complaints and the development and use of promotional materials.

23.	Warranty. Supplier warrants to Distributor that Supplier will convey good title to Products sold by it to purchasers.

24.	Indemnification.

(a)	Supplier will indemnify and hold Distributor harmless from any and all losses, damages and expenses arising out of claims made by users of Products on grounds of products liability to the extent that such losses, damages and expenses are attributable to defects existing at the time of shipment of Products by Supplier to Distributor. Distributor agrees to inform Supplier promptly in writing of any such claims made by users of Products.

(b)	In the event any claim or demand is served upon Distributor alleging infringement of any patent or trademark arising out of the Products, Distributor will notify Supplier immediately of such claim or demand and permit Distributor alone to assume control of the matter, including control of any lawsuit or governmental or quasi-governmental action based on such claim or demand, and Supplier will indemnify and hold Distributor harmless from any and all losses, damages and expenses arising therefrom.

(c)

Supplier will indemnify and hold Distributor harmless from any and all losses, damages and expenses caused by or arising out of (i) any statement or representation by Supplier relating to the Products, (ii) the adulteration, misbranding or deterioration which occurs to a Product as a result of or during

Supplier’s handling or storage of the Product, or (iii) Supplier’s omissions, acts or conduct not authorized under this Agreement or not otherwise authorized in writing by Distributor.

25.	Overstock. Overstock, or items ordered in error, may be returned for credit only.

26.	Force Majeure. Neither Supplier nor Distributor will be liable to the other for delay or failure of performance arising out of any cause not within its reasonable control, including, but not limited to accidents to, breakdowns or mechanical failures of plant, machinery or equipment arising from any cause whatsoever; strikes or other labor disruptions, labor shortages, fires, floods war; terrorism acts of public enemies; acts of God; riots; failure of any usual source of supply, shortages, rationing or other limitation on availability of oil, petroleum or derivatives of them; and priorities, allocations, limitations or other acts required or requested by any governmental or quasi- governmental authority, agency or body.

27.	Product Packaging. Supplier will keep Distributor informed of any and all laws, regulations and other governmental or quasi-governmental standards in the Territory applicable to the Products or their packaging and labeling which would require Supplier to modify or change the Products or their packaging or labeling.

28.	Waiver. The failure of either party at any time to require performance by the other party of any provision hereof will in no way affect the full right to require such performance at any time thereafter. Nor will the waiver by any party of a breach of any provision hereof be taken or held to be a waiver of any succeeding breach of such provision or as a waiver of the provision itself.

29.	Information. In the event that this Agreement is terminated in its entirety Supplier agrees to provide Distributor with such lists of prices, subcontractors, customers, dealers, distribution agents and sales agents utilized by Supplier in the performance of this Agreement as Distributor may reasonably request.

30.	Product Repurchase Obligations. Upon termination of this Agreement at the sole option of Distributor, Supplier will repurchase from Distributor any unsold Products in Distributor’s inventory which are in merchantable condition at Distributor’s landed cost of such Products less Supplier’s (a) reasonable costs of redress and (b) its transportation costs for delivery of such Products to a location in the Territory designated by Supplier.

31.

Governing Law. This Agreement shall be construed in accordance with the laws of the State of New York (USA) without application of its choice of law rules. The United Nations Convention on Contracts for the International Sale of Goods will not apply to this Agreement. In the event that any provision of this Agreement is found to be void or unenforceable, the validity of the remainder of this Agreement will not be affected and such provision will be deemed modified to the minimum extent necessary to make such provision valid, effective and enforceable. The parties hereto expressly recognize that the adequacy of consideration paid to Supplier considered together with the legitimate business interest and needs of Distributor and Supplier for the period of time and geographic area provided in this Agreement. In the event that any of these provisions shall be determined by a court of competent jurisdiction to be unenforceable by reason of its being extended to too great a period of time or too large a geographic area, it should be interpreted as extending over the maximum duration of time and to the maximum geographic area as to which it may be enforceable. The Supplier and Distributor in approving this Agreement acknowledge that the time and geographic provisions of this Agreement are reasonable. Nothing contained herein shall be construed as prohibiting Distributor from obtaining an injunction and/or damages and any other remedies available in law and equity, for any breach of this Agreement.

32.	Dispute Resolution. Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or validity thereof, will be settled by arbitration in accordance with the Arbitration Rules of the United Nations Commission on International Trade Law (“UNCITRAL Rules”) with such modifications and additions as are set forth in this paragraph 32. The appointing authority will be the American Arbitration Association; proceedings hereunder will be administered by the American Arbitration Association and conducted in New York, New York (USA). All arbitration proceedings hereunder will also be subject to the following:

(a)	They will be conducted in English.

(b)	The number of arbitrators will be three. The appointment of arbitrators will be governed by the UNCITRAL Rules; provided, however, that the third arbitrator selected by the arbitrators appointed by the parties hereto must (i) be fluent in English, (ii) have such knowledge and practical experience in business and commercial matters that he is capable of evaluating on a practical as well as theoretical level the issues involved in the proceedings, and (iii) agree to serve for a per day fee which is reasonable in amount.

(c)	A reasonable amount of time prior to commencement of an evidentiary hearing, each party will have the right to request in writing the production of all documents in possession of the other party which are relevant to any of the issues in the proceedings. Within 20 days of receipt of such a request, a party may object in writing to all or any part of such request on the grounds that (i) the documents requested are irrelevant or privileged, (n) such documents are equally available to the requesting party, or (iii) production of such documents would impose extreme hardship on the party being asked to produce them. Within a reasonable time after receipt of such a written objection, the arbitrators will rule on the validity of such objection and production of all documents as to which the objection is not sustained will be made within 30 days of such ruling. Any such production will be made at the site where the documents in question are ordinarily kept.

(d)	A reasonable amount of time prior to commencement of an evidentiary hearing, each party will have the right to depose under oath any of the other party’s officers, directors, employees or agents regarding matters which are relevant to the issues in the proceedings. Any person being deposed will be entitled to be represented by counsel. Any such deposition will be conducted in the locality where the person being deposed ordinarily carries out his duties as an officer, director, employee or agent.

(e)	There will be an evidentiary hearing which the arbitrators attend in person. Each party will have the right at such hearing to present and examine witnesses (including experts) in person and each witness will be subject to cross-examination by the other party.

(f)	Each party will bear its own legal fees. Fees and expenses of the arbitrators and of the appointing and administering authority will be borne equally by the parties. The expenses of witnesses called by a party will be borne by such party; the expenses of any witnesses called by the arbitrators will be borne equally by the parties. All other costs of the arbitration proceedings {including, without limitation, costs associated with the production of documents and the cost of any stenographic record or translations) will be borne equally by the parties.

(g)	Payment of all awards will be made in United States dollars.

(h)	Judgment on an award of the arbitrators may be entered by any court of competent jurisdiction.

(i)	Both parties agree to accept the award of the arbitrators as final and hereby waive any rights of appeal.

(j)	Any arbitration demand against Distributor by Supplier or against Supplier by Distributor arising out of this Agreement will be commenced within one year from the date the cause of action accrued or came to the notice of the party concerned, whichever is later.

33.	Scope of Authority. The relationship hereby established is solely that of supplier/seller and marketer/distributor and Distributor is not responsible for any of the labor obligations of Supplier’s employees under any circumstances.

34.	Entire Agreement. This Agreement and the leases on the timber resources of West Collingwood Bay and Dyke Ackland, Papua, New Guinea constitute the entire agreement between the parties. It is declared by both parties that there are no oral or other agreements or understandings between them affecting this Agreement or related to the marketing, promotion, distribution or sale of Products. This Agreement supersedes all previous discussions and agreements, written or oral, between the parties. No amendment or modification of the terms of this Agreement will be binding upon the parties hereto unless reduced to writing and signed by duly authorized representatives of Supplier and Distributor.

35.	Right to Perform or Enforce Agreement. Distributor’s obligations and rights under this Agreement may, at Distributor’s option, be performed or enforced (as the case may be) at any time and from time to time by it or its subsidiaries or affiliates.

36.	Counterparts. This Agreement will be executed in two or more counterparts, each of which will be deemed an original.

37.	Notices. All notices to be provided under this Agreement will be made in writing, in English, and will be given by transmission by telefacsimile machine with a confirming copy sent by air mail. All notices will be transmitted and addressed to the parties at their respective telefacsimile numbers and addresses set forth below or as they may from time to time otherwise indicate in writing:

Supplier:	Arrow Pacific Resources (s)Pte. Ltd.,
Arrow Ackland Resources (PNG) Ltd.,
Arrow Musa Resources (PNG) Ltd., and
Arrow Pongani Resources (PNG) Ltd.,
Carnegie Hall Tower
152 W. 57th Street
New York, NY 10019
Facsimile______________

Distributor:	Arrow Resources Development Ltd.
Carnegie Hall Tower
152 W. 57th Street
New York, NY 10019
Facsimile______________

All notices will be effective upon being transmitted by telefacsimile machine.

38.	Authority. The respective Boards of Directors of Supplier each have approved the execution and delivery of this Agreement and the performance of the transactions contemplated thereby. Copies of the resolutions of the Boards of Director of Supplier have previously been provided to Distributor.

39.	Descriptive Headings. The descriptive headings of the several paragraphs of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized representatives.

SUPPLIER:		DISTRIBUTOR:

Arrow Pacific Resources (S) Pte. Ltd.		Arrow Resources Development Ltd.

By:	/s/ Hans Karundeng	By:	/s/ Peter Frugone
	Hans Karundeng, Director		Peter Frugone, CEO/President

Arrow Ackland Resources (PNG) Ltd.

By:	/s/ Hans Karundeng
Hans Karundeng, Director

Arrow Musa Resources (PNG) Ltd.

By:	/s/ Hans Karundeng
Hans Karundeng, Director

Arrow Pongani Resources (PNG) Ltd.

By:	/s/ Hans Karundeng
Hans Karundeng, Director